MASTER CONSULTING SERVICES AGREEMENT

This Master Consulting Services Agreement is made this 28TH day of February, 2018 between CxCTeams (CXC) located at 3919 East Fox, Suite 100, Mesa, Arizona 85205 and Imaging3, Inc. ("Client") located at 3022 N. Hollywood Way, Burbank, CA 91505. This Agreement sets forth the terms and conditions under which CXC will provide services to Client.

Article I <u>Definitions</u>.

The following terms shall have the following meanings in this Agreement:

1. "Scope of Work" shall mean the specific services to be rendered by CXC to Client in furtherance of duties, responsibilities and deliverables as defined in an Engagement.

2. "Engagement" shall mean the details the Scope of Work to be performed by CXC and specifies the applicable fixed price or hourly rate for performing the Scope of Work as outlined in Exhibit A to this Agreement.

Article II <u>Staffing</u>.

1. CXC agrees to furnish technical consultants qualified to render services in accordance with the Scope of Work set forth in an Engagement. CXC will use its best efforts to ensure the continuity of its employees assigned to an Engagement but shall have discretion to replace or change members of its staff working on an Engagement. Replacement personnel, however, are subject to the prior approval of Client.

Article III <u>Fees</u>.

1. CXC will bill Client at the rate(s) or in the amount specified in Exhibit A.

2. Client shall also be invoiced for reasonable expenses incurred by CXC. Any individual expense in excess of $300.00 shall require the prior approval of Client. CXC's fees do not include any taxes, duties, tariffs or other governmental charges or expenses imposed in connection with this Agreement and such taxes shall be billed to and paid by Client.

3. CXC's standard hours of operation are Monday through Friday (excluding all holidays) 8:30 a.m. to 5:30 p.m.

Article IV <u>Billing and Payment for Services</u>.

1. For Engagements performed on a fixed price basis, CXC shall invoice Client monthly. Invoices are due upon receipt. Invoices not paid in full within thirty (30) days of the invoice date shall accrue interest at the rate of one and one-half percent (1.5%) per month until paid in full except as to those invoices (or portions of invoices) under dispute as set forth in subparagraph 2 below. Any amount outstanding for more than sixty (60) days after the date of invoice shall constitute a material breach of this Agreement by Client.

2. If Client objects to any charge set forth in an invoice, Client shall send written notice of its objection to CXC, and the reasons therefore, within twenty (20) days of the date of the invoice being objected to. Upon receipt of an objection, CXC shall undertake to provide Client with back-up documentation to support its charge for the services and/or materials in dispute. If Client does not object to an invoice in writing within twenty (20) days of the invoice date, Client shall have accepted the charges set forth therein. Any disputed amounts shall not affect payment of non-disputed charges and expenses.

Article V <u>Term, Termination, and Breakup Fee</u>.

1. The term of this agreement is one year from the date of signing, with indefinite, automatic one-year extensions. Client shall have the right to terminate this Agreement upon thirty (60) days' prior written notice to CXC. It is understood that CXC will invest considerable time and expense in the early phase of this Engagement. Consequently, if the Client terminates this Engagement before the anniversary date of the contract in any give year, Client agrees to pay CXC for services that would have been performed up to that anniversary date at the time the termination is requested.

2. CXC shall have the right to terminate this Agreement upon fifteen (60) days' prior written notice to Client provided that CXC shall provide all services to Client that Client has paid for prior to CXC's notice of termination.

3. CXC shall have the right to terminate this Agreement and/or suspend its services upon three (3) days' prior written notice to Client if any CXC invoices remain unpaid thirty (30) days after the invoice date.

4. Either party shall have the right to terminate this Agreement upon a material breach by the other party.

Article VI <u>Non-Solicitation</u>.

1. CXC has invested significant resources in the hiring, education, development, and training of its employees. Accordingly, Client agrees that during the term of this Agreement, and for a period of twelve (12) months following the termination of this Agreement, Client will not directly or indirectly: (i) hire or employ any of CXC's employees, consultants, or staff; (ii) hire or employ any former employee of CXC unless such former employee has not been employed by CXC for at least six (6) months; (iii) solicit any of CXC's employees to terminate their employment with CXC; (iv) solicit or receive any services from any of CXC's employees excluding the services such employees are rendering to Client in connection with this Agreement; or (v) use, solicit, or receive the services of any former CXC employee if such employee leaves the employment of CXC and thereafter becomes employed by any third party that is rendering services to Client.

2. The parties agree that a breach of this provision will result in damages to CXC that are difficult to ascertain with certainty. Accordingly, in the event of a breach of this provision, CXC shall have the right to:

   (a) Apply for a temporary restraining order, temporary injunction, permanent injunction, or other provisional remedy (collectively "Provisional Remedy") in any court or forum of its choosing. If CXC does choose to commence an action in court, the parties waive their right to a trial by jury;
   (b) Receive fixed monetary damages for violation of this non-solicitation provision in the amount of one (1) times the annual salary CXC was paying to such employee(s) before a violation of this provision was discovered by CXC;
   (c) Receive all costs incurred in enforcing this non-solicitation provision including actual attorney's fees; and
   (d) Collect all costs and damages associated with a violation of this provision within two (2) weeks of a court's or arbitrator's finding/order that Client violated this non-solicitation provision (the "Finding"). The damages will be due even if there exists in such suit (or other action) issues that were not resolved by the Finding. Such damages shall be provable by affidavit of a CXC officer or employee with pertinent knowledge. A Finding can be made following: (i) any evidentiary hearing; (ii) any motion to dismiss; (iii) any hearing in connection with CXC's application for a Provisional Remedy; (iv) any motion for summary judgment; (v) a trial, arbitration, or other similar dispositive hearing; or (vi) at any other time after suit is initiated by CXC.

Article VII <u>Confidentiality</u>.

1. The parties agree to retain in confidence all information transmitted to it by the other party pursuant to this Agreement that the disclosing party identifies as being proprietary and/or confidential or that, by the nature of the circumstances surrounding the disclosure, ought in good faith to be treated as proprietary and/or confidential ("Confidential Information"). Confidential Information includes, but is not limited to: business plans and designs; customer, vendor, and partner lists; this Agreement and all Work Orders (including CXC rates); technical, financial and business information and models; proposed business deals, reports, plans, and market projections; and software programs, data, source code, and other technical information. The parties will not make use of such Confidential Information except under the terms and during the existence of this Agreement. Neither party will disclose to any third person any Confidential Information without the express consent of the other party.

2. Confidential Information does not include information that is: (a) already in the possession of the receiving party or is known by the receiving party at the time of receiving the same without breach of any duty owed to the disclosing party; (b) publicly known through no wrongful act of the receiving party; (c) rightfully received from a third party, provided the receiving party complies with any restrictions imposed by any such third party; or (d)

disclosed by the receiving party pursuant to a requirement of a court order, governmental agency or other applicable law or regulation or disclosed in connection with any dispute resolution under this Agreement.

Article VIII <u>Warranty</u>.

1. CXC warrants that its services shall be provided in accordance with generally accepted industry standards and practices. CXC makes no other warranties of any kind with respect to products provided or services rendered pursuant to this Agreement and disclaims all warranties, express or implied, including, without limitation, warranties of merchantability, fitness for a particular purpose, title, and non-infringement.

2. CXC shall not be liable for any incidental, special, punitive, indirect, or consequential damages, lost or inaccurate data, business interruption, or lost profits under any contract, tort (including negligence), strict liability, breach of warranty, or other legal or equitable theory, even if the remedies provided for in this Agreement fail of their essential purpose and even if CXC has been advised of the possibility or probability of such damages. CXC's liability to Client shall not exceed the amount actually paid by Client to CXC pursuant to the applicable Work Order giving rise to the dispute.

Article IX <u>Notice</u>.

1. Any notice or other communication required under this Agreement shall be deemed sufficiently made on the date of delivery if delivered in person or by overnight commercial courier service with tracking capabilities with costs prepaid, or five (5) days after the date of mailing if sent by certified first class U.S. mail, return receipt requested and postage prepaid, at the address of the parties set forth below or such other address as may be given from time to time under the terms of this notice provision:

CXC: CxCTeams
Attention: Kenneth J. Biehl
3919 East Fox, Suite 100
Mesa, Arizona 85205

Client: Imaging 3, Inc.
Attn: John Hollister
3022 N. Hollywood Way
Burbank, CA 91505

Article X <u>Indemnification</u>.

1. Client shall indemnify and hold CXC harmless from and against any and all claims or causes of action against CXC to the extent such claim or action is based on a claim that: (i) an CXC employee or consultant performing services at the offices or premises of Client was subject to any discriminatory conduct, harassment, or any activity prohibited by applicable federal or state labor laws by Client, an employee or consultant of Client, or any third party on Client's premises; (ii) Client, an employee or consultant of Client, or any third party on Client's premises caused any physical or mental injury to an CXC employee or consultant; or (iii) a physical condition at Client's offices or premises caused an injury to an CXC employee or consultant. Client shall pay the costs and damages, including attorneys' fees, in respect of such claim provided the Client is given notice in writing of such claim. Client shall control the defense of such action with counsel reasonably satisfactory to II CXC.

2. This Article X shall survive any termination of a Work Order or this Agreement.

Article XI <u>Miscellaneous Provisions</u>.

1. Entire Agreement. This Agreement is a complete and exclusive statement of all the terms and conditions of the agreement among the parties with respect to the subject matter hereof. This Agreement supersedes and terminates any previously existing negotiations, understandings, and agreements that may exist between the parties. This Agreement shall not be varied, supplemented, qualified or interpreted by any prior course of dealing between the parties hereto or by any usage of trade.

2. Headings. Headings and captions in this Agreement are for convenience only and are not to be used to interpret this Agreement.

3. Severability. If any provision of this Agreement is found to be illegal or unenforceable, then, notwithstanding such finding, this Agreement shall remain in full force and effect and such provision shall be deemed stricken or modified to the minimum extent necessary to make it enforceable; provided, however, that the intent of the parties when entering into this Agreement is maintained.

4. Assignment. This Agreement and any rights or obligations hereunder shall not be assigned by contract or operation of law without the prior written agreement of both parties except in such case where all or substantially all of the assets or stock of a party to this Agreement is sold to a third party and such third party agrees in writing to be bound by the terms and conditions of this Agreement. Upon prior consent of Client, CXC may use subcontractors to perform services for Client in connection with a Project.

5. Amendment and Waiver. Except as otherwise expressly provided herein, this Agreement may only be amended or modified in a writing signed by both parties. The failure of either party to enforce its rights under this Agreement at any time for any period shall not be construed as a waiver of such rights and shall not be deemed a waiver of any right of either party to insist upon the strict performance of this Agreement.

6. Independent Contractor. CXC shall act as an independent contractor and shall be responsible for all social security, unemployment, workers' compensation, and other withholding taxes for all of its employees.

7. Force Majeure. Except for Client's obligation to pay for services/materials rendered by CXC, if either party is prevented from complying, either totally or in part, with any of the terms or provisions of this Agreement by reason of fire, flood, storm, strike, lockout, or other labor trouble, riot, war, rebellion, accident or other acts of God, then upon written notice to the other party, the requirements of this Agreement, or the affected provisions hereof to the extent affected, shall be suspended during the period of such disability. During such period, the party not prevented from complying may seek to have its needs (which would otherwise be met hereunder) met by others without liability hereunder. The party prevented from complying shall make all reasonable efforts to remove such disability within thirty (30) days of giving such notice.

8. Compliance with Laws. CXC and Client shall comply with all applicable laws and regulations with respect to this Agreement. Client acknowledges that the services provided by CXC and the related software and other materials are subject to United States export control laws and regulations and Client confirms that it will not export or re-export them, directly or indirectly, either to: (i) any countries that are subject to U.S. export restrictions (currently including, but not necessarily limited to, Cuba, Iran, Iraq, Libya, North Korea, Syria, and Sudan), or to any national of any such country; or (ii) any end-user whom Client knows or has reason to know will utilize them in the design, development, or production of nuclear, chemical, or biological weapons; or (iii) any end-user who has been prohibited from participating in U.S. export transactions by any federal agency of the U.S. government.

9. Governing Law. This Agreement shall be construed pursuant to the laws of the State of Arizona. Unless waived by CXC, the exclusive jurisdiction and venue of any action related to this Agreement, including the enforcement of any arbitration award, shall be the Maricopa County Superior Court, Arizona and the parties submit to the jurisdiction and venue of such court for the purpose of any such action.

10. Arbitration. Any dispute, claimed breach, or controversy arising out of or in relation to this Agreement shall be settled by binding arbitration in Phoenix, Arizona in accordance with the then-prevailing Commercial Arbitration Rules of the American Arbitration Association by a single arbitrator mutually agreed upon by both parties, and applying Arizona state law without regard to the conflicts of law provisions thereof, or if applicable, U.S. federal law. The arbitration award shall be final and binding upon the parties. Notwithstanding the foregoing, either party shall have the right to seek and obtain appropriate equitable and Provisional Remedies exclusively in Maricopa County Superior Court, Arizona.

11. Remedies. The rights and remedies of a party set forth herein with respect to the failure of the other to comply with the terms of this Agreement (including, without limitation, rights of termination of this Agreement) are not exclusive, the exercise thereof shall not constitute an election of remedies, and the aggrieved party shall in all events be entitled to seek whatever additional remedies may be available in law or in equity.

12. Attorneys' Fees. The prevailing party in any action that arises out of this Agreement shall be entitled to recover costs and expenses including, without limitation, reasonable attorneys' fees.

13. Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument.

14. Successors and Assigns. Upon mutual consent, the provisions of this Agreement shall inure to the benefit of, and be binding upon, the parties and their respective successors and assigns and transferees by operation of law, whether or not any such person or entity shall have become a party to this Agreement.

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement:

IDM Consulting, dba CxCTeams	Imaging3, Inc.
By: Kenneth J. Biehl, CEO	By: John Hollister, CEO

EXHIBIT A

Description of Engagement

Scope of Work: Outsourcing of basic, essential supervisory chief financial officer duties and finance functions to 1) ensure monthly financial statements for management are reasonably accurate and timely, 2) assist in preparation of Forms 10K and 10Q for SEC filings, and 3) provide general business guidance to the Chief Executive Officer.

Fees: Retainer of $2,500 due upon signing of contract to go towards initial due diligence work on accounting system currently in place; monthly fee of $2,000 per month due on 1st business day of each month following the month of service. For work outside of scope of work, fees will be charged at an hourly rate of $225 per hour for CFO duties and $150 per hour for controller duties, if necessary.

The fee is based upon the following:

1. Client currently has in place a staff accountant who maintains the books and records in reasonably adequate condition to prepare the required SEC filings.

2. Adequate transition arrangements will be made to transfer knowledge and responsibilities from the chief accounting officer to the new CFO.

3. The company's auditors are able to be independent (necessary fees paid) to perform an audit.

4. The books are fully closed as of December 31, 2017 and the financial statements have been produced.

If the above conditions are not able to be met, then, in good faith, Client and CXC will adjust fees accordingly.

If after 90 days, CXC determines that the current accounting staff is not able to properly fulfill his or her duties or be trained in a reasonable amount of time to do so, CXC will have the right to substitute one its own staff to fulfill that role.